

Articles of Incorporation

A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.











14917634

STATE OF MONTANA

SECRETARY OF STATE

ARTICLES OF INCORPORATION FOR DOMESTIC PROFIT CORPORATION

For Office Use Only
STATE OF MONTANA
-FILED-
SECRETARY OF STATE
File Number: 14917634
Date Filed: 6/9/2021 9:17:02 AM

FILING FEE: $70.00

B0308-6798 06/09/2021 9:17 AM Received by MT Secretary of State Christi Jacobsen

Filing Fees & Processing Options

Fees and Processing Options	24 Hour Processing - $90.00 - Processed within 1 business day

Filing Effective Date

The corporation will be effective:	when filed with the Secretary of State

Corporate Type

Corporation Type	General For Profit Corporation

Corporate Name

Entity name	NANOMED TRACKING INC.

Term

Term Expiration	Perpetual / Ongoing

Business Purpose

Purpose	MARK MEDICAL INSTRUMENTS

Business Mailing Address of Principal Office

☐ Add Postal Address

Business Physical Address of Principal Office

☐ Add Physical Address

Shares

Share Type	Series	Shares Authorized	Shares Issued	Share Par Value
Common		10,000,000	0	0.001

Registered Agent In Montana

Registered Agent

LEGALINC REGISTERED AGENTS, INC.
Commercial Registered Agent
Agent Number
CRA0000155
Email Address
ra@legalinc.com
Website
Physical Address
1215 24TH STREET WEST
SUITE 125
BILLINGS, MT 59102
Mailing Address
1215 24TH STREET WEST
SUITE 125
BILLINGS, MT 59102

☒ The appointment of the registered agent listed above is an affirmation by the represented entity that the agent has consented to serve as a registered agent.

Incorporators

Page 1 of 2



B0308-6799 06/09/2021 9:17 AM Received by MT Secretary of State Christi Jacobsen

Name Of Individual Or Business Entity	Business Mailing Address	Email Address
LOVETTE DOBSON	17350 STATE HWY 249 HOUSTON, TX 77064-7706	

Directors

Full Name	Business Mailing Address	Position	Email Address
JOHN CLARK	16776 BERNARDO CENTER DR STE 203 SAN DIEGO, CA 92128-9212	Director	EFILE1234@INCFILE.COM

Officers

Full Name	Business Mailing Address	Position	Email Address
None Entered			

Declarations

☒ I understand that the information I enter into the online system is public information and will appear online and on copy requests exactly as I key it into the system.

☒ I have been authorized by the business entity to file this document online.

☒ I, HEREBY SWEAR AND/OR AFFIRM, under penalty of law, including criminal prosecution, that the facts contained in this document are true. I certify that I am signing this document as the person(s) whose signature is required, or as an agent of the person(s) whose signature is required, who has authorized me to place his/her signature on this document.

Signature

Self	*LOVETTE DOBSON*	*06/09/2021*
Signer's Capacity	Sign Here	Date
Position	Incorporator	

Daytime Contact

Phone Number	(888) 462-3453
Email	EFILE1234@INCFILE.COM

 ———— MONTANA SECRETARY OF STATE————

June 9, 2021

NICOLAS SIHA
efile1234@incfile.com

CERTIFICATION LETTER

I, CHRISTI JACOBSEN, Secretary of State for the State of Montana, do hereby certify that

NANOMED TRACKING INC.

filed its Articles of Incorporation for Domestic Profit Corporation with this office and has fulfilled the applicable requirements set forth in law. By virtue of the authority vested in this office, I hereby issue this certificate evidencing the filing is effective on the date shown below.

Certified File Number: D1222198 - 14917634
Effective Date: June 9, 2021

You must maintain a Registered Agent for your company. Failure to do so will subject the business to administrative dissolution/revocation. Your company's annual report is due by April 15th of the next year and each consecutive year thereafter.

Thank you for being a valued member of the Montana business community. I wish you continued success in your endeavors.

Christi Jacobsen
Montana Secretary of State